June 30, 2025

Tie (James) Li
Chief Executive Officer
Nature's Miracle Holding Inc.
3281 E. Guasti Rd. Suite 175
Ontario, CA 91761

       Re: Nature's Miracle Holding Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed June 18, 2025
           File No. 333-287013
Dear Tie (James) Li:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Form S-1
Selling Stockholders, page 86

1. We note that the selling stockholder table on page 86 does not reflect that the
       Commitment Shares were already issued to GHS Investments. Please advise whether these shares were issued at the time of the execution of the equity financing agreement with GHS, as indicated in the equity financing agreement and on page 10 of the Form
       S-1. If so, please revise the selling stockholder table to include the Commitment
       Shares in the number of shares beneficially owned by GHS prior to the offering. Also revise footnote 3 to the selling stockholder table to include the Commitment Shares in the number of shares outstanding prior to the offering and make corresponding changes to page 10 under "Summary of the Offering." Lastly, have counsel revise its legality opinion to reflect that the Commitment shares are outstanding. June 30, 2025
Page 2

       Please contact Kathleen Krebs at 202-551-3350 or Larry Spirgel at 202-551-3815
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:   Giovanni Caruso, Esq.